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                                                      --------------------------
                            UNITED STATES                    OMB APPROVAL
                  SECURITIES AND EXCHANGE COMMISSION  --------------------------
                        WASHINGTON, D.C. 20549          OMB Number: 3235-0145
                                                      --------------------------
                                                      Expires:  October 31, 2002
                                                      --------------------------
                                                      Estimated average burden
                             SCHEDULE 13G             hours per response...14.90
                                                      --------------------------


              UNDER THE SECURITIES EXCHANGE ACT OF 1934
                         (AMENDMENT NO. _____)*


                        PSYCHIATRIC SOLUTIONS, INC.
----------------------------------------------------------------------------
                              (Name of Issuer)


                        COMMON STOCK, $0.01 PAR VALUE
----------------------------------------------------------------------------
                       (Title of Class of Securities)


                                74439H 10 8
----------------------------------------------------------------------------
                              (CUSIP Number)


                               C. Sage Givens
                           Acacia Venture Partners
                      101 California Street, Suite 3160
                       San Francisco, California 94111
                               (415) 433-4200
----------------------------------------------------------------------------
                 Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                 Copies to:

                        Daniel P. Finkelman, Esq.
                     Testa, Hurwitz & Thibeault, LLP
                            125 High Street
                            Boston, MA 02110
                             (617) 248-7000

                              AUGUST 5, 2002
----------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                           Page 1 of 11 Pages


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CUSIP No.  74439H 10 9                13D                 Page 2 of 11 Pages

-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Acacia Venture Partners, L.P.
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE            (A)  / /
     INSTRUCTIONS)                                                    (B)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS (SEE INSTRUCTIONS)

     OO
-------------------------------------------------------------------------------
 (5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     / /
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
-------------------------------------------------------------------------------
 NUMBER OF SHARES             (7) SOLE VOTING POWER
 BENEFICIALLY                     0 shares
 OWNED BY                    --------------------------------------------------
 EACH REPORTING               (8) SHARED VOTING POWER
 PERSON WITH                      1,641,670 shares
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER
                                  0 shares
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                  1,641,670 shares
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,641,670 shares
-------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                            / /
-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     21.2%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
     PN
-------------------------------------------------------------------------------

                            Page 2 of 11 Pages

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CUSIP NO.  74439H 10 9                13D                 PAGE 3 OF 11 PAGES



-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     South Pointe Venture Partners, L.P.
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE             (A)  / /
     (INSTRUCTIONS)                                                    (B)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*

     OO
-------------------------------------------------------------------------------
 (5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     / /
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
-------------------------------------------------------------------------------
 NUMBER OF SHARES             (7) SOLE VOTING POWER
 BENEFICIALLY                     0 shares
 OWNED BY                    --------------------------------------------------
 EACH REPORTING               (8) SHARED VOTING POWER
 PERSON WITH                      1,641,670
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER
                                  0 shares
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                  1,641,670 shares
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,641,670 shares
-------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                            / /
-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     21.2%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
     PN
-------------------------------------------------------------------------------

                            Page 3 of 11 Pages

CUSIP NO.  74439H 10 9                13D                 PAGE 4 OF 11 PAGES



-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Acacia Management, L.P.
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE             (A)  / /
     INSTRUCTIONS)                                                     (B)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*

     OO
-------------------------------------------------------------------------------
 (5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     / /
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
-------------------------------------------------------------------------------
 NUMBER OF SHARES             (7) SOLE VOTING POWER
 BENEFICIALLY                     0 shares
 OWNED BY                    --------------------------------------------------
 EACH REPORTING               (8) SHARED VOTING POWER
 PERSON WITH                      1,641,670 shares
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER
                                  0 shares
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                  1,641,670 shares
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,641,670 shares
-------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                            / /
-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     21.2%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
     PN
-------------------------------------------------------------------------------


                            Page 4 of 11 Pages

CUSIP NO.  74439H 10 9                13D                 PAGE 5 OF 11 PAGES


-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     C. Sage Givens
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE             (A)  / /
     INSTRUCTIONS)                                                     (B)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*

     OO
-------------------------------------------------------------------------------
 (5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(e) OR 2(e)                                                     / /
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

     United States citizen
-------------------------------------------------------------------------------
 NUMBER OF SHARES             (7) SOLE VOTING POWER
 BENEFICIALLY                     0 shares
 OWNED BY                    --------------------------------------------------
 EACH REPORTING               (8) SHARED VOTING POWER
 PERSON WITH                      1,641,670 shares
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER
                                  0 shares
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                  1,641,670 shares
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,641,670 shares
-------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
     INSTRUCTIONS                                                           / /
-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     21.2%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
     IN
-------------------------------------------------------------------------------


                            Page 5 of 11 Pages

CUSIP NO.  74439H 10 9                13D                 PAGE 6 OF 11 PAGES


-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     David S. Heer
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE             (A)  / /
     INSTRUCTIONS)                                                     (B)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*

     OO
-------------------------------------------------------------------------------
 (5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     / /
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

     United States citizen
-------------------------------------------------------------------------------
 NUMBER OF SHARES             (7) SOLE VOTING POWER
 BENEFICIALLY                     1,200 shares
 OWNED BY                    --------------------------------------------------
 EACH REPORTING               (8) SHARED VOTING POWER
 PERSON WITH                      1,641,670 shares
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER
                                  1,200 shares
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                  1,641,670 shares
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,642,870 shares
-------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
     INSTRUCTIONS                                                           / /
-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     21.2%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
     IN
-------------------------------------------------------------------------------


                            Page 6 of 11 Pages

                                  Schedule 13D

Item 1.  SECURITY AND ISSUER.

         This statement on Schedule 13D (this "Statement") relates to the common stock, par value $0.01 per share (the "Common Stock"), of Psychiatric Solutions, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 113 Seaboard Lane, Suite C-100, Franklin, TN 37067.

Item 2.  IDENTITY AND BACKGROUND.

         (a) Acacia Venture Partners, L.P. ("AVP"); South Pointe Venture Partners, L.P. ("South Pointe"); Acacia Management, L.P. ("AMLP"), which is the sole general partner of AVP; and C. Sage Givens ("Givens") and David S. Heer ("Heer"). Givens and Heer are individual general partners of AMLP and South Pointe. The persons named in this paragraph are referred to individually herein as a "Reporting Person" and collectively as the "Reporting Persons".

         (b) The address of the principal business office of the Reporting Persons is 101 California Street, Suite 3160, San Francisco, CA 94111.

         (c) The principal business of AVP and South Pointe is to invest in and assist growth-oriented businesses located principally in the United States. The principal business of AMLP is to act as the general partner of AVP. The principal business of each of Givens and Heer is to act as general partner of South Pointe, AMLP and, directly or indirectly, other venture capital investment funds. Heer is also a director of the Issuer.

         (d) During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the five years prior to the date hereof, none of the Reporting Persons has been party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Each of AVP, South Pointe and AMLP is a limited partnership organized under the laws of Delaware. Each of Givens and Heer is a citizen of the United States.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The shares of Common Stock to which this Schedule 13D relates were issued pursuant to the Agreement and Plan of Merger by and between the Issuer (formerly known as PMR Corporation), PMR Acquisition Corporation ("Merger Sub") and Psychiatric Solutions, Inc. (currently known as Psychiatric Solutions Hospitals, Inc., "Old PSI"), dated as of May 6, 2002 (the "Merger Agreement"). Pursuant to the Merger Agreement, Merger Sub was merged (the "Merger") with and into Old PSI, with Old PSI surviving as a wholly-owned subsidiary of the Issuer. The Merger was completed on August 5, 2002. AVP and South Pointe held securities of Old PSI prior to the completion of the Merger. Pursuant to the terms of the Merger Agreement, upon completion of the Merger, the outstanding securities of Old PSI held by AVP and South Pointe were converted into 1,572,906 and 68,764 shares of Common Stock of the Issuer, respectively. The working capital of each of AVP and South Pointe was the source of the funds for the original purchase by each of AVP and South Pointe of securities of Old PSI. No part of such purchase price was borrowed by AVP or South Pointe for the purpose of acquiring such securities. No


                            Page 7 of 11 Pages
additional consideration was paid by AVP or South Pointe in connection with the conversion of securities of Old PSI into shares of Common Stock of the Issuer upon completion of the Merger.

Item 4.  PURPOSE OF TRANSACTION.

         Each of AVP and South Pointe holds the Common Stock as described in
Item 5 of this Schedule 13D for investment purposes only. Depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, each of AVP and South Pointe may dispose of or acquire additional shares of capital stock of the Issuer.

         Except as set forth in the preceding sentence, none of the Reporting Persons has any present plans which relate to or would result in:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure;

         (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (j)  Any action similar to any of those enumerated above.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Amount Beneficially Owned: AVP is the beneficial and record owner of 1,572,906 shares of Common Stock of the Issuer as of December 31, 2002. South Pointe, which invests alongside AVP in all investments made by AVP, is the beneficial and record owner of 68,764 shares of Common Stock of the Issuer as of December 31, 2002. AVP and South Pointe may each be deemed to own beneficially the shares of Common Stock of the Issuer held by the other as of December 31, 2002. As the sole general partner of AVP, AMLP may be deemed to own beneficially the shares of Common Stock of the Issuer owned beneficially by AVP. As the general partners of South Pointe and AMLP, each of Givens and Heer may be deemed to own beneficially the shares of Common Stock of the Issuer owned beneficially by AVP and South Pointe.


                            Page 8 of 11 Pages

Heer holds an option to purchase 1,200 shares of Common Stock (the "Option Shares") which was exercisable within 60 days of December 31, 2002.

         (a) Percent of Class: Each Reporting Person 21.2%. The foregoing percentage is calculated based on the 7,738,643 shares of Common Stock outstanding as of October 31, 2002, based on information provided by the Issuer as adjusted pursuant to Rule 13d-3(d)(1).

         (b)  Number of shares as to which such person has:

              (i) sole power to vote or to direct the vote: 0 shares for AVP, South Pointe, AMLP and Givens. 1,200 shares for Heer.

              (ii) shared power to vote or to direct the vote: 1,641,670 shares for AVP, South Pointe, AMLP, Givens and Heer.

              (iii) sole power to dispose or to direct the disposition of:  0 shares for AVP, South Pointe, AMLP and Givens. 1,200 for
                    Heer.

              (iv)  shared power to dispose or to direct the disposition of:
                    1,641,670 shares for AVP. South Pointe, AMLP, Givens and
                    Heer.

              Each Reporting Person disclaims beneficial ownership of such shares of Common Stock except for the shares, if any, such Reporting Person holds of record.

         (c) Except as set forth above, none of the Reporting Persons has effected any transaction in the Common Stock of the Issuer during the last 60 days.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of the shares or the Option Shares beneficially owned by any of the Reporting Persons.

         (e)   Not Applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERTAKINGS OR RELATIONSHIPS WITH RESPECT TOSECURITIES OF THE ISSUER.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1 -- Agreement regarding filing of joint Schedule 13D.


                            Page 9 of 11 Pages

                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: January 28, 2003



ACACIA VENTURE PARTNERS, L.P.

By: ACACIA MANAGEMENT, L.P.

    By: /s/ C. Sage Givens
        -------------------------------
        C. Sage Givens
        General Partner


ACACIA MANAGEMENT, L.P.

By: /s/ C. Sage Givens
   ------------------------------------
   C. Sage Givens
   General Partner

SOUTH POINTE VENTURE PARTNERS, L.P.

By: /s/ C. Sage Givens
   -------------------------------------
   C. Sage Givens
   General Partner


/s/ C. Sage Givens
----------------------------------------
C. Sage Givens


/s/ David S. Heer
----------------------------------------
David S. Heer


                            Page 10 of 11 Pages

                                                                    EXHIBIT 1

                                  AGREEMENT

    Pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of stock of Psychiatric Solutions, Inc.


EXECUTED this 28th day of January, 2003.


ACACIA VENTURE PARTNERS, L.P.

By: ACACIA MANAGEMENT, L.P.

    By: /s/ C. Sage Givens
        -------------------------------
        C. Sage Givens
        General Partner


ACACIA MANAGEMENT, L.P.

By: /s/ C. Sage Givens
   ------------------------------------
   C. Sage Givens
   General Partner

SOUTH POINTE VENTURE PARTNERS, L.P.

By: /s/ C. Sage Givens
   -------------------------------------
   C. Sage Givens
   General Partner


/s/ C. Sage Givens
----------------------------------------
C. Sage Givens


/s/ David S. Heer
----------------------------------------
David S. Heer


                            Page 11 of 11 Pages